                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1



                         OIL-DRI CORPORATION OF AMERICA
                         ------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                and CLASS B STOCK
                      (IMMEDIATELY CONVERTIBLE INTO COMMON)
                      -------------------------------------
                         (Title of Class of Securities)


                                   677864 10 0
                                 --------------
                                 (CUSIP Number)


         MARYON GRAY, 410 N. MICHIGAN AVE., STE. 400, CHICAGO, IL 60611
         --------------------------------------------------------------
                                  312-321-1515
                                  ------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                 MARCH 10, 1998
                                 --------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Previous filing on Schedule 13G pursuant to Rule 13d-1(c).

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                  (Continued on following page(s))

-------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS,
     S.S. OR I.R.S. IDENTIFICATION NO.
           Jaffee Investment Partnership, L.P.   36-4199570
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX                            (a) [ ]
     IF A MEMBER OF A GROUP                               (b) [X]
-------------------------------------------------------------------------------
 3   SEC USE ONLY
-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                [ ]
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware, United States
-------------------------------------------------------------------------------
               7  SOLE VOTING POWER
  NUMBER OF        550,000 Class B Shares
    SHARES
               ----------------------------------------------------------------
 BENEFICIALLY  8  SHARED VOTING POWER
OWNED BY EACH
  REPORTING
 PERSON WITH
               ----------------------------------------------------------------
               9  SOLE DISPOSITIVE POWER
                   550,000 Class B Shares

               ----------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           550,000 Class B Shares

-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                   [ ]
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
          38.3% of the Class B Shares and 0% of the Common Shares, together representing 29.3% of the voting power of Issuer's outstanding stock at September 30, 1998.
          If beneficially owned Class B Shares were converted to Common Shares, total ownership would represent 11.1% of the Common Shares outstanding.
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
           PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS,
     S.S. OR I.R.S. IDENTIFICATION NO.
           Richard M. Jaffee   ###-##-####
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX                            (a) [ ]
     IF A MEMBER OF A GROUP                               (b) [X]
-------------------------------------------------------------------------------
 3   SEC USE ONLY
-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                [ ]
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States
-------------------------------------------------------------------------------
               7  SOLE VOTING POWER
  NUMBER OF        638,455 Class B Shares
    SHARES          20,292 Common Shares
               ----------------------------------------------------------------
 BENEFICIALLY  8  SHARED VOTING POWER
OWNED BY EACH       80,387 Class B Shares
  REPORTING            100 Common Shares
 PERSON WITH
               ----------------------------------------------------------------
               9  SOLE DISPOSITIVE POWER
                   638,455 Class B Shares
                    20,292 Common Shares

               ----------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER
                       100 Common Shares

-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             718,842 Class B Shares
              20,392 Common Shares

-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                   [X]
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
           50.0% of the Class B Shares and .5% of the Common Shares, together representing 38.4% of the voting power of Issuer's outstanding stock at September 30, 1998.
           If benefically owned Class B Shares were converted to Common Shares, total ownership would represent 14.4% of the Common Shares outstanding.
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
           IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS,
     S.S. OR I.R.S. IDENTIFICATION NO.
           Shirley H. Jaffee   ###-##-####
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX                            (a) [ ]
     IF A MEMBER OF A GROUP                               (b) [X]
-------------------------------------------------------------------------------
 3   SEC USE ONLY
-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                [ ]
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States
-------------------------------------------------------------------------------
               7  SOLE VOTING POWER
  NUMBER OF         80,387 Class B Shares
    SHARES
               ----------------------------------------------------------------
 BENEFICIALLY  8  SHARED VOTING POWER
OWNED BY EACH          100 Common Shares
  REPORTING
 PERSON WITH
               ----------------------------------------------------------------
               9  SOLE DISPOSITIVE POWER
                    80,387 Class B Shares

               ----------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER
                       100 Common Shares

-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            80,387 Class B Shares
               100 Common Shares

-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                   [X]
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
          5.6% of the Class B Shares and 0% of the Common Shares, together representing 4.3% of the voting power of Issuer's outstanding stock at
          September 30, 1998.
          If beneficially owned Class B Shares were converted to Common Shares, total ownership would represent 1.8% of the Common Shares outstanding.
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
           IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS,
     S.S. OR I.R.S. IDENTIFICATION NO.
           Susan Jaffee Hardin   ###-##-####
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX                            (a) [ ]
     IF A MEMBER OF A GROUP                               (b) [X]
-------------------------------------------------------------------------------
 3   SEC USE ONLY
-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                [ ]
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States
-------------------------------------------------------------------------------
               7  SOLE VOTING POWER
  NUMBER OF         25,361 Class B Shares
    SHARES           4,701 Common Shares

               ----------------------------------------------------------------
 BENEFICIALLY  8  SHARED VOTING POWER
OWNED BY EACH       37,653 Common Shares
  REPORTING
 PERSON WITH
               ----------------------------------------------------------------
               9  SOLE DISPOSITIVE POWER
                    25,361 Class B Shares
                     4,701 Common Shares
               ----------------------------------------------------------------

               10 SHARED DISPOSITIVE POWER
                       100 Common Shares

-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            25,361 Class B Shares
            42,354 Common Shares

-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                   [X]
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
          1.8% of the Class B Shares and 1% of the Common Shares, together representing 1.6% of the voting power of Issuer's outstanding stock at
          September 30, 1998.
          If beneficially owned Class B Shares were converted to Common Shares, total ownership would represent 1.5% of the Common Shares outstanding.
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
           IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS,
     S.S. OR I.R.S. IDENTIFICATION NO.
           Karen Jaffee Cofsky   ###-##-####
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX                            (a) [ ]
     IF A MEMBER OF A GROUP                               (b) [X]
-------------------------------------------------------------------------------
 3   SEC USE ONLY
-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                [ ]
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States
-------------------------------------------------------------------------------
               7  SOLE VOTING POWER
  NUMBER OF         28,360 Class B Shares
    SHARES           4,063 Common Shares
               ----------------------------------------------------------------
 BENEFICIALLY  8  SHARED VOTING POWER
OWNED BY EACH       11,691 Common Shares
  REPORTING
 PERSON WITH
               ----------------------------------------------------------------
               9  SOLE DISPOSITIVE POWER
                    28,360 Class B Shares
                     4,063 Common Shares
               ----------------------------------------------------------------

               10 SHARED DISPOSITIVE POWER
                       301 Common Shares

-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            28,360 Class B Shares
            15,754 Common Shares


-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                   [X]
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
          2.0% of the Class B Shares and .4% of the Common Shares, together representing 1.6% of the voting power of Issuer's outstanding stock at
          September 30, 1998.
          If beneficially owned Class B Shares were converted to Common Shares, total ownership would represent 1.0% of the Common Shares outstanding.
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
           IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS,
     S.S. OR I.R.S. IDENTIFICATION NO.
           Nancy E. Jaffee   ###-##-####
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX                            (a) [ ]
     IF A MEMBER OF A GROUP                               (b) [X]
-------------------------------------------------------------------------------
 3   SEC USE ONLY
-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                [ ]
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States
-------------------------------------------------------------------------------
               7  SOLE VOTING POWER
  NUMBER OF         28,692 Class B Shares
    SHARES             243 Common Shares
               ----------------------------------------------------------------
 BENEFICIALLY  8  SHARED VOTING POWER
OWNED BY EACH          100 Common Shares
  REPORTING
 PERSON WITH
               ----------------------------------------------------------------
               9  SOLE DISPOSITIVE POWER
                    28,692 Class B Shares
                       243 Common Shares

               ----------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER
                       100 Common Shares

-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            28,692 Class B Shares
               343 Common Shares

-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                   [X]
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
          2.0% of the Class B Shares and 0.0% of the Common Shares,
          together representing 1.5% of the voting power of Issuer's outstanding stock at September 30, 1998.
          If beneficially owned Class B Shares were converted to Common Shares, total ownership would represent 0.7% of the Common Shares outstanding.
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
           IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS,
     S.S. OR I.R.S. IDENTIFICATION NO.
           Daniel S. Jaffee   ###-##-####
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX                            (a) [ ]
     IF A MEMBER OF A GROUP                               (b) [X]
-------------------------------------------------------------------------------
 3   SEC USE ONLY
-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                [ ]
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States
-------------------------------------------------------------------------------
               7  SOLE VOTING POWER
  NUMBER OF         58,775 Class B Shares
    SHARES          36,005 Common Shares
               ----------------------------------------------------------------
 BENEFICIALLY  8  SHARED VOTING POWER
OWNED BY EACH        4,102 Common Shares
  REPORTING
               ----------------------------------------------------------------
 PERSON WITH   9  SOLE DISPOSITIVE POWER
                    58,775 Class B Shares
                    36,005 Common Shares
               ----------------------------------------------------------------

               10 SHARED DISPOSITIVE POWER
                       100 Common Shares

-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            58,775 Class B Shares
            40,107 Common Shares

-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                   [X]
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
          4.2% of the Class B Shares and .9% of the Common Shares, together representing 3.4% of the voting power of Issuer's outstanding stock at
          September 30, 1998.
          If beneficially owned Class B shares were converted to Common Shares, total ownership would represent 2.2% of the Common Shares outstanding.
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
           IN
-------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER

                This statement relates to the Common Stock, par value $.10 per share (and the Class B Stock, par value $.10 per share immediately convertible into Common Stock) of Oil-Dri Corporation of America, a Delaware corporation ("Oil-Dri"). Oil-Dri's principal executive offices are located at 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611.


ITEM 2.    IDENTITY AND BACKGROUND

                  (a)  Name:  Jaffee Investment Partnership, L.P.
                       State of Organization:  Delaware
                       Principal Business:  Investment
                       Address of Principal Business:
                             Oil-Dri Corporation of America
                             410 North Michigan Avenue
                             Suite 400
                             Chicago, Illinois 60611
                  (d)  No
                  (e)  No

                                    * * * * *

                  (a)  Richard M. Jaffee
                  (b)  Oil-Dri Corporation of America
                       410 North Michigan Avenue
                       Suite 400
                       Chicago, Illinois 60611
                  (c)  Chairman of the Board
                       Oil-Dri Corporation of America
                       410 North Michigan Avenue
                       Suite 400
                       Chicago, Illinois 60611
                  (d)  No
                  (e)  No
                  (f)  United States

                                    * * * * *

                  (a)  Shirley H. Jaffee
                  (b)  Oil-Dri Corporation of America
                       410 North Michigan Avenue
                       Suite 400
                       Chicago, Illinois 60611
                  (c)  None
                  (d)  No
                  (e)  No
                  (f)  United States

                                    * * * * *

                  (a)  Susan Jaffee Hardin
                  (b)  Oil-Dri Corporation of America
                       410 North Michigan Avenue
                       Suite 400
                       Chicago, Illinois 60611
                  (c)  Product Compliance Manager
                       Oil-Dri Corporation of America
                       410 North Michigan Avenue
                       Suite 400
                       Chicago, IL  60611
                  (d)  No
                  (e)  No
                  (f)  United States

                                    * * * * *

                  (a)  Karen Jaffee Cofsky
                  (b)  Oil-Dri Corporation of America
                       410 North Michigan Avenue
                       Suite 400
                       Chicago, Illinois 60611
                  (c)  Human Resources Director
                       Oil-Dri Corporation of America
                       410 North Michigan Avenue
                       Suite 400
                       Chicago, Illinois  60611
                  (d)  No
                  (e)  No
                  (f)  United States

                                    * * * * *

                  (a)  Nancy E. Jaffee
                  (b)  Oil-Dri Corporation of America
                       410 North Michigan Avenue
                       Suite 400
                       Chicago, Illinois 60611
                  (c)  None
                  (d)  No
                  (e)  No
                  (f)  United States

                                    * * * * *

                  (a)  Daniel S. Jaffee
                  (b)  Oil-Dri Corporation of America
                       410 North Michigan Avenue
                       Suite 400
                       Chicago, Illinois 60611
                  (c)  President and CEO
                       Oil-Dri Corporation of America
                       410 North Michigan Avenue
                       Suite 400
                       Chicago, Illinois  60611
                  (d)  No
                  (e)  No
                  (f)  United States

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               No purchase of securities of Oil-Dri Corporation of America ("Oil-Dri") was involved.


ITEM 4.   PURPOSE OF TRANSACTION

               The purpose of the transaction initially requiring filing of this
          Schedule 13D was to form the Jaffee Investment Partnership, L.P. The transaction which necessitated this Amendment to Schedule 13D was the repurchase by Oil-Dri Corporation of America ("Oil-Dri") of Common and Class B Shares from persons other than the persons named in Item 2, thus reducing the total number of shares (and votes related thereto) outstanding and increasing the percentage of such shares (and such votes) outstanding held by the persons named in Item 2. Oil-Dri repurchased 522,449 shares of stock during the fiscal year ended July 31, 1998, including 342,241 Class B shares on March 10, 1998. Oil-Dri's board of directors at its July, 1998 meeting authorized the repurchase of up to 200,000 additional shares of its outstanding Comon and Class B Stock; Messrs. Richard M. Jaffee and Daniel S. Jaffee are directors and executive officer of Oil-Dri. In addition Mr. Richard M. Jaffee has discussed with Mr. Robert D. Jaffee the possibility of exchanging on a one-for-one basis, shares of Common Stock for up to 25,000 shares of Class B Common Stock owned by Mr. Robert D. Jaffee and has made the other persons named in Item 2 aware of Mr. Robert D. Jaffee's willingness to make such exchanges. The persons named in Item 2 are each considering such exchanges. No person named in Item 2 otherwise has any present plans or proposals which relate to or would result in (i) the acquisition by any person of securities of Oil-Dri or the disposition of securities of Oil-Dri, (ii) any extraordinary corporate transaction of Oil-Dri or its subsidiaries, (iii) a sale or transfer of a material amount of assets of Oil-Dri or its subsidiaries, (iv) any change in the board of directors or management of Oil-Dri, (v) any material change in Oil-Dri's present capitalization, dividend policy, business or corporate structure, (vi) any change to Oil-Dri's charter or bylaws or other actions that may impede the acquisition of control of Oil-Dri by any person, (vii) causing Oil-Dri Common Stock to cease to be listed on the New York Stock Exchange, or to become eligible for termination of registration pursuant to Section 12(g)(4) under the Securities Exchange Act of 1934, or (viii) any action similar to those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           (a)  Aggregate Number and Percentage of Class Beneficially owned

                The aggregate number and percentage of Class B shares (outstanding at September 30, 1998) beneficially owned by each person named in Item 2 and the aggregate number and percentage of Common Shares (outstanding at September 30, 1998) beneficially owned by each such person is shown below.

                The percentage of total voting power of all shares beneficially owned by each person is also shown. Note that Class B shares are entitled to 10 votes per share.

   ===========================================================================================================
   Name               # of                               % of       # of                             % of
                      Class B     Detail of Class B      Class B    Common    Detail of Common       Common
   % of Voting Power  Shares      Share Ownership        Shares     Shares    Share Ownership        Shares
                                                                                                     --------
                                                                                                     % of
                                                                                                     Common
                                                                                                     Shares if
                                                                                                     Class B
                                                                                                     Shares
                                                                                                     Owned
                                                                                                     Converted
                                                                                                     to Common
   -----------------------------------------------------------------------------------------------------------

   Jaffee                550,000                             30.2%         0                                0
   Investment                                                                                        --------
   Partnership, LP
                                                                                                        11.1%
   Voting Power
   24.3%
   -----------------------------------------------------------------------------------------------------------
   Richard M.            718,842  638,455 shares held        70.4%    20,392  2,292 shares held by        .5%
   Jaffee                         by Richard M. Jaffee                        Richard M. Jaffee as   --------
                                  as Trustee under the                        Trustee under the
   Voting Power                   Richard M. Jaffee                           Richard M. Jaffee         14.4%
   56.7%                          Revocable Trust of                          Revocable Trust of
                                  6/21/74.                                    6/21/74.

                                  80,387 shares held                          100 shares held in
                                  by spouse, Shirley                          joint tenancy with
                                  H. Jaffee, as                               spouse.
                                  trustee under the
                                  Shirley H. Jaffee                           18,000 shares are in
                                  Declaration of Trust                        the form of employee
                                  of 7/12/93.                                 stock options
                                  Mrs. Jaffee has                             exercisable within
                                  voted these shares                          60 days of the date
                                  consistent with Mr.                         of this filing
                                  Jaffee's voting.
   -----------------------------------------------------------------------------------------------------------

   -----------------------------------------------------------------------------------------------------------
   Shirley H. Jaffee      80,387  80,387 shares held         34.6%       100  Held in joint                0%
                                  by Shirley H.                               tenancy with spouse.   --------
   Voting Power                   Jaffee, as trustee
   27.8%.                         under the Shirley H.                                                   1.8%
                                  Jaffee Declaration
                                  of Trust of 7/12/93.
   -----------------------------------------------------------------------------------------------------------
   Susan Jaffee           25,361  22,361 shares held         31.6%    42,354  4,701 shares held            1%
   Hardin                         directly.                                   directly.              --------

   Voting Power                   3,000 shares held as                        100 shares held in         1.5%
   25.6%                          trustee for minor                           joint tenancy with
                                  children.                                   spouse.

                                                                              35,553 shares held
                                                                              by spouse, Richard
                                                                              M. Hardin.


                                                                              2,000 shares are in
                                                                              the form of
                                                                              employee stock
                                                                              options exercisable
                                                                              by spouse, Richard
                                                                              M. Hardin, within
                                                                              60 days of the date
                                                                              of this filing.

                                                                              Mr. Hardin has voted
                                                                              his shares
                                                                              consistent with Ms.
                                                                              Hardin's voting.
   -----------------------------------------------------------------------------------------------------------

   -----------------------------------------------------------------------------------------------------------
   Karen Jaffee           28,360  22,360 shares held         31.6%    15,754  63 shares held              .4%
   Cofsky                         directly.                                   directly.              --------

   Voting Power                   6,000 shares held as                        301 shares held in         1.0%
   25.5%                          trustee for minor                           joint tenancy with
                                  children.                                   spouse.


                                                                              4,000 shares are in
                                                                              the form of
                                                                              employee stock
                                                                              options exercisable
                                                                              within 60 days of
                                                                              the date of this
                                                                              filing.

                                                                              390 shares held by
                                                                              spouse, Thomas F.
                                                                              Cofsky.


                                                                              11,000 shares are
                                                                              in the form of
                                                                              employee stock
                                                                              options exercisable
                                                                              by spouse, Thomas
                                                                              F. Cofsky, within
                                                                              60 days of this
                                                                              filing.

                                                                              Mr. Cofsky has voted
                                                                              his shares
                                                                              consistent with Mrs.
                                                                              Cofsky's voting.

   -----------------------------------------------------------------------------------------------------------
   Nancy E. Jaffee        28,692  22,692 shares held         31.6%       343  243 shares held              0%
                                  directly.                                   directly.              --------
   Voting Power
   25.4%                          6,000 shares held as                        100 shares held in          .7%
                                  trustee for minor                           joint tenancy with
                                  children.                                   spouse.
   -----------------------------------------------------------------------------------------------------------

   -----------------------------------------------------------------------------------------------------------
   Daniel S. Jaffee       58,775  23,861 shares held         33.4%    40,107  3,005 shares held          1.1%
                                  directly.                                   directly.              --------
   Voting Power
   27.1%                          3,000 shares held as                        100 shares held in         2.2%
                                  trustee for minor                           joint tenancy with
                                  children.                                   spouse.

                                  15,963 shares held                          33,000 shares are in
                                  as trustee of the                           the form of employee
                                  Shirley H. Jaffee                           stock options
                                  1993 Annuity Trust                          exercisable within
                                  dated 5/17/93.                              60 days of the date
                                                                              of this filing
                                  15,951 shares held
                                  as trustee of the                           2 shares held by
                                  Richard M. Jaffee                           spouse, Heidi M.
                                  1993 Annuity Trust                          Jaffee.
                                  dated 5/17/93.

                                                                              4,000 shares are in
                                                                              the form of
                                                                              employee stock
                                                                              options exercisable
                                                                              by spouse, Heidi M.
                                                                              Jaffee, within 60
                                                                              days of the date of
                                                                              this filing.

                                                                              Mrs. Jaffee has
                                                                              voted her shares
                                                                              consistent with Mr.
                                                                              Jaffee's voting.
   ===========================================================================================================

           (b) The voting power and power of disposition of each person named in
           Item 2 is shown below.

    ===============================================================================================================
                                                                                                      Detail of
                     Sole         Shared                                    Sole         Shared       Shared
                     Voting       Voting        Detail of Shared            Dispositive  Dispositive  Dispositive
    Name             Power        Power         Voting Power                Power        Power        Power
   ----------------------------------------------------------------------------------------------------------------
    Jaffee               550,000             0                                550,000          0
    Investment           Class B                                              Class B
    Partnership, LP       Shares                                               Shares

    ---------------------------------------------------------------------------------------------------------------
    Richard M.           638,455        80,387  80,387 Class B shares         638,455        100      Common Shares
    Jaffee               Class B       Class B  held by spouse, Shirley       Class B     Common      held in joint
                          Shares        Shares  H. Jaffee, as trustee          Shares     Shares      tenancy with
                                                under the Shirley H.                                  spouse.
                          20,292                Jaffee Declaration of
                          Common                Trust of 7/12/93.
                          Shares                Mrs. Jaffee has voted
                                                these shares consistent
                                                with Mr. Jaffee's voting.
                                           100
                                        Common  Common Shares held in
                                        Shares  joint tenancy with spouse.
    ---------------------------------------------------------------------------------------------------------------
    Shirley H.            80,387    100 Common  Common Shares Held in          80,387        100      Common Shares
    Jaffee               Class B        Shares  joint tenancy with spouse.    Class B     Common      Held in joint
                         Shares*                                               Shares     Shares      tenancy with
                     *Voting of                                                                       spouse.
                     these
                     shares has
                     been
                     consistent
                     with Mr.
                     Richard M.
                     Jaffee's
                     voting of
                     his shares.
    ---------------------------------------------------------------------------------------------------------------
    Susan Jaffee          25,361        37,653  Common Shares consist of       25,361        100      Common Shares
    Hardin               Class B        Common  100 shares held in joint      Class B     Common      Held in joint
                          Shares        Shares  tenancy with spouse and        Shares     Shares      tenancy with
                                                37,553 shares owned by                                spouse.
                           4,701                spouse, Richard M.
                          Common                Hardin. Mr. Hardin has          4,701
                          Shares                voted his shares               Common
                                                consistent with Ms.            Shares
                                                Hardin's voting.
    ---------------------------------------------------------------------------------------------------------------

    ---------------------------------------------------------------------------------------------------------------
    Karen Jaffee          28,360        11,691  Common Shares consist of       28,360        301      Common Shares
    Cofsky               Class B        Common  301 shares held in joint      Class B     Common      held in joint
                          Shares        Shares  tenancy with spouse and        Shares     Shares      tenancy with
                                                11,390 shares owned by                                spouse.
                           4,063                spouse, Thomas F.
                          Common                Cofsky.  Mr. Cofsky has
                          Shares                voted his shares                   63
                                                consistent with Mrs.           Common
                                                Cofsky's voting.               Shares
    ---------------------------------------------------------------------------------------------------------------
    Nancy E. Jaffee       28,692           100  Common Shares held in          28,692        100      Common Shares
                         Class B        Common  joint tenancy with            Class B     Common      held in joint
                          Shares        Shares  spouse.                        Shares     Shares      tenancy with
                                                                                                      spouse.
                             243                                                  243
                          Common                                               Common
                          Shares                                               Shares
   ----------------------------------------------------------------------------------------------------------------
    Daniel S.             58,775         4,102  Common Shares consist of       58,775        100      Common Shares
    Jaffee               Class B        Common  100 shares held in joint      Class B     Common      Held in joint
                          Shares        Shares  tenancy with spouse and        Shares     Shares      tenancy with
                                                4,002 shares owned by                                 spouse.
                          36,005                spouse,  Heidi M.              36,005
                          Common                Jaffee.  Mrs. Jaffee has       Common
                          Shares                voted her shares               Shares
                                                consistent with Mr.
                                                Jaffee's voting.

   ================================================================================================================

           (c) Transactions in last 60 days for each person named in Item 2 are shown below. All of the transactions were private transfers or expirations or cancellations of employee stock options. Price per share was not applicable to the transactions.


           On September 18, 1998 the Compensation and Stock Option Committee of the board of directors of Oil-Dri Corporation of America voted to give all employees holding employee stock options ("options") under the Oil-Dri Corporation of America Long-Term Incentive Plan ("Plan") the opportunity to have all options previously granted to them under the Plan canceled. These options would be replaced by employee stock options to purchase the same number of shares as were canceled at September 18, 1998's closing price. For the individuals named in Item 2 above and their spouses the new options would be for Class B Shares. These new options would vest 25% on each of the following dates: September 18, 2000, September 18, 2001, September 18, 2002, and September 18, 2003 and therefore do not currently result in beneficial ownership of Common Stock for purposes of Regulation 13D. This offer was accepted by all individuals named in Item 2 above and by the spouses of those individuals. This transaction resulted in a reduction of employee stock options exercisable within 60 days of this filing as detailed below.

           ==================================================================
                                 # of
                                 Securities    Nature of Transaction
           Name           Date   Involved
           ------------------------------------------------------------------
           Richard M.     9/18/  11,875        Cancellation of
           Jaffee         1998   Common        employee stock options
                                 Shares.       to purchase 11,875
                                               Common Shares.
            -----------------------------------------------------------------
           Susan Jaffee   9/18/  1,781 Common  Cancellation of
           Hardin         1998   Shares        employee stock options
                                               held by spouse to
                                               purchase 1,781 Common
                                               Shares.
           ------------------------------------------------------------------
           Karen Jaffee   9/18/  1,187 Common  Cancellation of
           Cofsky         1998   Shares.       employee stock options
                                               to purchase 1,187
                                               Common Shares.

                                 5,937 Common  Cancellation of
                                 Shares        employee stock options
                                               held by spouse to
                                               purchase 5,937 Common
                                               Shares.
           ------------------------------------------------------------------
           Daniel S.      9/18/  23,750        Cancellation of
           Jaffee         1998   Common Shares employee stock options
                                               to purchase 23,750
                                               Common Shares.

                                 1,187 Common  Cancellation of employee stock
                                 Shares        options held by spouse to
                                               purchase 1,187 Common Shares.
           ------------------------------------------------------------------

           (d) No other person has the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, such securities.

           (e) Not applicable.


ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               The Limited Partnership Agreement ("Agreement") of the Jaffee Investment Partnership, L.P. provides that, subject to the limitations of the Agreement, the General Partners manage the partnership business, with all rights and powers of general partners as provided in the Delaware Revised Uniform Partnership Act. It further provides that certain decisions (distributions to Partners, sale, assignment or mortgage of, grant of security interest in, or pledge of, a Partnership Interest, borrowing, or lending, or purchasing of any security) cannot be made and, unless otherwise specifically provided in the Agreement, other decision and acts cannot be taken, unless approved by a majority of the Units held by General Partners; no General Partner holds more than three of the outstanding ten Units. It grants the power and authority over day-to-day decisions to Richard M. Jaffee as Managing General Partner. (Day-to-day decisions include the investment and reinvestment of Partnership assets in any property, including stock of any corporation, and execution of any documents deemed by the Managing General Partner to be necessary for the Partnership to conduct its business.) (See Exhibit 2 to the initial filing of this Schedule 13D, incorporated herein by reference.) Based upon consultation with counsel, the Partnership and its General Partners have concluded that the initial filing of the
          Schedule 13D incorrectly characterized the Partnership and its General Partners as a group, and this Amendment corrects that characterization. See Southland Corporation, SEC No Action Letter
          (1987).

                The Agreement is not clear as to whether Richard M. Jaffee, as the Managing General Partner, has the power to unilaterally dispose of or vote Oil-Dri stock held by the Partnership, and as to whether, if he has such power, it can be overridden by action of the General Partners by a majority of the Units. Accordingly, based on consultation with counsel, Mr. Jaffee acknowledges the possibility, for purposes of Regulation 13D, that he could be deemed to beneficially own, but disclaims ownership of, the Partnership's 550,000 shares of Class B Common Stock (and the 550,000 shares of Common Stock into which such Class B Common Stock is convertible), which would be in addition to the Class B Common Stock and Common Stock otherwise shown herein as owned by him.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS


           Exhibit 1   Exhibit Pursuant To Article 13D-1 (k)(1)(iii)
           Exhibit 2   Jaffee Investment Partnership, LP
                       Partnership Aggreement*
           Exhibit 3   Power of Attorney

           * Incorporated by reference to Schedule 13D, dated January 19, 1998, filed by the Reporting Persons.

                This Amendment No. 1 to Schedule 13D is filed on behalf of all of the persons identified on the Cover Page as Reporting Persons and includes, as Exhibit 1 attached, the agreement of all of those persons that such statement is filed on behalf of each of them. This Amendment also amends the Schedule 13D filed solely by Mr. Richard
           M. Jaffee, which was last previously amended on January 21, 1998.

                             SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  November 10, 1998



JAFFEE INVESTMENT PARTNERSHIP, L.P.


By       /s/ RICHARD M. JAFFEE
      ---------------------------------------
      Richard M. Jaffee
      Managing General Partner


         /s/ RICHARD M. JAFFEE
      ---------------------------------------
      Richard M. Jaffee


         /s/ SHIRLEY H. JAFFEE
      ---------------------------------------
      Shirley H. Jaffee


         /s/ SUSAN JAFFEE HARDIN
      ---------------------------------------
      Susan Jaffee Hardin


         /s/ KAREN JAFFEE COFSKY
      ---------------------------------------
      Karen Jaffee Cofsky


         /s/ NANCY E. JAFFEE
      ---------------------------------------
      Nancy E. Jaffee


         /s/ DANIEL S. JAFFEE
      ---------------------------------------
      Daniel S. Jaffee

    EXHIBIT 1 PURSUANT TO RULE 13d-1 (k) (iii) TO SCHEDULE 13D
                  OIL-DRI CORPORATION OF AMERICA
           FOR JAFFEE INVESTMENT PARTNERSHIP, L.P. ET AL


The statement on Schedule 13D for Jaffee Investment Partnership,
L.P. and each of the undersigned is filed on behalf of Jaffee
Investment Partnership, L.P. and each of the undersigned.



JAFFEE INVESTMENT PARTNERSHIP, L.P.


By       /S/ RICHARD M. JAFFEE
      ---------------------------------------
      Richard M. Jaffee
      Managing General Partner


         /s/ RICHARD M. JAFFEE
      ---------------------------------------
      Richard M. Jaffee


         /s/ SHIRLEY H. JAFFEE
      ---------------------------------------
      Shirley H. Jaffee


         /s/ SUSAN JAFFEE HARDIN
      ---------------------------------------
      Susan Jaffee Hardin


         /s/ KAREN JAFFEE COFSKY
      ---------------------------------------
      Karen Jaffee Cofsky


         /s/ NANCY E. JAFFEE
      ---------------------------------------
      Nancy E. Jaffee


         /s/ DANIEL S. JAFFEE
      ---------------------------------------
      Daniel S. Jaffee

                             EXHIBIT 3

                         POWER OF ATTORNEY

The undersigned hereby appoint Maryon Gray and Mary Geroch, and each of them, with full power of substitution, as his or her attorneys-in-fact, to prepare and sign for himself or herself and on his or her behalf any and all filings on
Schedule 13D and any amendments thereto, and any other forms which may be required by the Securities and Exchange Commission pursuant to the requirements of Regulation 13D-G of the Securities Exchange Act of 1934, and to file the same with (i) the Securities and Exchange Commission and (ii) any securities exchange upon which any of securities of Oil-Dri Corporation may then be admitted or listed for trading. The undersigned further grants to Maryon Gray and Mary Geroch authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact, or any of them, or any of their substitutes, may do or cause to be done by virtue hereof.

Date:  October 19, 1998

           JAFFEE INVESTMENT PARTNERSHIP, L.P.


By       /S/ RICHARD M. JAFFEE
      ---------------------------------------
      Richard M. Jaffee
      Managing General Partner

         /s/ RICHARD M. JAFFEE
      ---------------------------------------
      Richard M. Jaffee

         /s/ SHIRLEY H. JAFFEE
      ---------------------------------------
      Shirley H. Jaffee

         /s/ SUSAN JAFFEE HARDIN
      ---------------------------------------
      Susan Jaffee Hardin

         /s/ KAREN JAFFEE COFSKY
      ---------------------------------------
      Karen Jaffee Cofsky

         /s/ NANCY E. JAFFEE
      ---------------------------------------
      Nancy E. Jaffee

         /s/ DANIEL S. JAFFEE
      ---------------------------------------
      Daniel S. Jaffee